Exhibit (e)(1)(c)

DISTRIBUTION AGREEMENT

SCHEDULE A
List of Series

Approved as of July 28, 2006
Amended and Restated as of September 29, 2006

AARP Funds

AARP Conservative Fund
AARP Moderate Fund
AARP Aggressive Fund
AARP Money Market Fund
AARP Income Fund

AARP FUNDS		ALPS DISTRIBUTORS, INC.

By:	/s/ Larry C. Renfro	By:	/s/ Jeremy O. May
Name: Larry C. Renfro		Name: Jeremy O. May
Title: President		Title: Managing Director
Date: September 29, 2006		Date: October 12, 2006